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January 13, 2016

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to First Eagle Investment Management, LLC,
      File Nos. 033-63560 and 811-7762

Dear Sir or Madam:

Enclosed for electronic filing on behalf of First Eagle Investment Management, LLC, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Answer and Affirmative Defenses to Plaintiffs' Complaint ("Answer") filed on January 8, 2016 to a complaint filed on May 7, 2014 in the United States District Court, District of Delaware naming First Eagle Investment Management, LLC, as a defendant in a lawsuit (*The Lynn M. Kennis Trust et. al. v. First Eagle Investment Management, LLC*, C.A. No. 14-585). The Answer consists of responses and affirmative defenses to the derivative claims brought on behalf of the First Eagle Global Fund and the First Eagle Overseas Fund, two funds for which First Eagle Investment Management, LLC serves as investment adviser.

If you have any questions regarding this filing, please contact me at 212-848-4668.

Sincerely,

/s/ Nathan J. Greene
Nathan J. Greene

cc: Mark Goldstein

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

THE LYNN M. KENNIS TRUST U/A DTD 10/02/2002, BY LYNN M. KENNIS AS TRUSTEE, and THE RONALD J. KENNIS TRUST, BY RONALD J. KENNIS AND DOLORES M. KENNIS AS TRUSTEES, Plaintiffs, v. FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Defendant.	)))))))))) C.A. No. 14-585-(SLR/SRF)))))))))))

DEFENDANT'S ANSWER AND
AFFIRMATIVE DEFENSES TO PLAINTIFFS' COMPLAINT

Of Counsel:

Lori A. Martin
Brad E. Konstandt
Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center
250 Greenwich Street
New York, NY 10007
(212) 230-8800
Lori.Martin@wilmerhale.com
Brad.Konstandt@wilmerhale.com

Matthew T. Martens
Matthew J. Thome
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue NW
Washington, DC 20006
(202) 663-6000
Matthew.Martens@wilmerhale.com
Matthew.Thome@wilmerhale.com

Frederick L. Cottrell, III (#2555)
Jason J. Rawnsley (#5379)
Richards, Layton & Finger, P.A.
One Rodney Square
920 N. King Street
Wilmington, DE 19801
(302) 651-7700
cottrell@rlf.com
rawnsley@rlf.com

Attorneys for Defendant
First Eagle Investment Management, LLC

Dated: January 8, 2016

Defendant First Eagle Investment Management, LLC ("First Eagle"), by its attorneys,

hereby answers the Plaintiffs' Complaint, dated May 7, 2014. First Eagle denies all allegations

in the Complaint to the extent the allegations suggest that First Eagle breached its fiduciary

duties to the First Eagle Global Fund (the "Global Fund") or the First Eagle Overseas Fund (the

"Overseas Fund") (together, the "Funds"), including but not limited to the allegation that First

Eagle charged the Funds investment advisory fees so disproportionately large that they bear no

reasonable relationship to the value of the services provided by First Eagle and could not have

been the product of arm's-length bargaining. First Eagle further responds to the specific

allegations in the Complaint as follows:

1.   First Eagle denies the allegations contained in Paragraph 1, except admits that

Plaintiffs purport to bring this action pursuant to the statute cited therein.

2.   First Eagle denies the allegations contained in Paragraph 2, except admits that it is

the investment adviser to the Global Fund and the Overseas Fund, and that it receives a fee from

each of the Funds for providing investment advisory services.

3.   To the extent Paragraph 3 states a legal conclusion, no responsive pleading is

required. To the extent that a response is required, First Eagle respectfully refers the Court to the

text of the statute cited therein.

4.   First Eagle denies the allegations contained in Paragraph 4.

5.   First Eagle denies the allegations contained in Paragraph 5.

6.   First Eagle denies the allegations contained in Paragraph 6.

7.   First Eagle denies the allegations contained in Paragraph 7.

8.   First Eagle denies the allegations contained in Paragraph 8, except admits that

during the fiscal year ended October 31, 2009, the Global Fund paid First Eagle $126,386,014 in investment advisory fees and the Overseas Fund paid First Eagle $45,846,935 in investment

advisory fees; and for the fiscal year ended October 31, 2013, the Global Fund paid First Eagle

$306,155,366 in investment advisory fees and the Overseas Fund paid First Eagle $96,779,469 in

investment advisory fees.

9.   First Eagle denies the allegations contained in Paragraph 9.

10.   First Eagle denies the allegations contained in Paragraph 10.

11.   First Eagle denies the allegations contained in Paragraph 11, except admits that

Plaintiffs purport to bring this action pursuant to the statute cited therein. First Eagle denies that

Plaintiffs' claim under Section 36(b) has merit or that Plaintiffs are entitled to any recovery or

damages.

12.   To the extent Paragraph 12 states a legal conclusion, no responsive pleading is

required. To the extent that a response is required, First Eagle denies the allegations, except

admits that Plaintiffs purport to bring this action pursuant to the statute cited therein.

13.   To the extent Paragraph 13 states a legal conclusion, no responsive pleading is

required. To the extent that a response is required, First Eagle denies the allegations, except

admits that Plaintiffs purport to base jurisdiction over the subject matter of this action on the

statutes cited therein.

14.   To the extent Paragraph 14 states a legal conclusion, no responsive pleading is

required. To the extent that a response is required, First Eagle denies the allegations, except

admits that Plaintiffs purport to base venue on the statutes cited therein.

15.   First Eagle lacks knowledge or information sufficient to form a belief as to the

truth or falsity of the allegations contained in Paragraph 15 of the Complaint.

16.   First Eagle lacks knowledge or information sufficient to form a belief as to the truth or falsity of the allegations contained in Paragraph 16 of the Complaint.

17.   First Eagle admits the allegations contained in Paragraph 17.

18.   First Eagle denies the allegations in Paragraph 18, except admits that First Eagle Funds (the "Trust") is an open-end investment company registered under the Investment Company Act of 1940, as amended; that the Global Fund and the Overseas Fund comprise two of the eight separate portfolios within the Trust (funds); and that the Funds are diversified mutual funds.

19.   To the extent Paragraph 19 states a legal conclusion, no responsive pleading is required. To the extent that a response is required, First Eagle denies the allegations, except admits that the Global Fund and the Overseas Fund comprise two of the eight separate portfolios within the Trust, and that the Trust is a Delaware statutory trust formed pursuant to a Declaration of Trust dated April 22, 2004.

20.   First Eagle denies the allegations contained in Paragraph 20, except admits that each of the Funds is an investment fund that pools the investments of investors and invests that money in a portfolio of securities.

21.   First Eagle denies the allegations contained in Paragraph 21, except admits that investors can purchase shares in each of the Funds and that those shares are redeemable at net asset value. First Eagle states that the net asset value per share is computed by dividing the total current value of the assets of a Fund, less its liabilities, by the total number of shares outstanding at the time of such computation; and that the ongoing expenses of a Fund are treated as liabilities of the Fund for this purpose and therefore reduce a Fund's net asset value.

22.   First Eagle denies the allegations contained in Paragraph 22, except admits that the Funds engage external service providers pursuant to agreements approved by the Board of Trustees for each Fund, and that a majority of the Board of Trustees are independent trustees.

23.   First Eagle denies the allegations contained in Paragraph 23, except admits that it serves as an investment adviser to the Global Fund and the Overseas Fund pursuant to an investment advisory agreement between First Eagle and each Fund; that the investment advisory agreements are approved by the Board of Trustees for each Fund, consisting of a majority of independent trustees; that the investment advisory agreements are also approved by the shareholders of each Fund; that, in its capacity as investment adviser to the Funds, First Eagle provides, among other things, investment research, advice and supervision, and recommends what securities shall be purchased for or sold by each of the Funds; and that the Board of Trustees for each Fund approved First Eagle's compensation for the provision of investment advisory services.

24.   First Eagle admits that other service providers provide certain services to the Funds and their shareholders, other than investment advisory services. First Eagle otherwise denies the allegations in Paragraph 24 of the Complaint.

25.   First Eagle denies the allegations contained in Paragraph 25, except admits that a Board of Trustees, consisting of a majority of independent trustees, manages the business of the Trust, of which the Funds are a part, and that the Board of Trustees approved advisory agreements between the Trust and the investment adviser to each of the Funds.

26.   First Eagle denies the allegations contained in Paragraph 26, except admits that a Board of Trustees, consisting of a majority of independent trustees, manages the business of the Trust, which consists of eight separate portfolios (funds).

27.   First Eagle admits the allegations contained in Paragraph 27 to the extent they relate to the operative agreement as of the filing of the Complaint, and respectfully refers the Court to the Amended and Restated Investment Advisory Contract ("IAC") between First Eagle and the Trust for its contents.

28.   First Eagle admits that the IAC governs the services provided by First Eagle to the Funds. First Eagle states that the IAC is the best evidence of its contents and that the document speaks for itself. First Eagle respectfully refers the Court to the document cited for its contents and denies any characterization of the IAC that is inconsistent with its terms. First Eagle admits that under the IAC it provides investment advisory services to the Funds including, among other provisions, (a) "regularly provid[ing] [each Fund] with investment research, advice and supervision"; (b) "furnish[ing] continuously an investment program for [each Fund's] Portfolio"; and (c) "recommend[ing] what securities shall be purchased for each of the Funds, what portfolio securities shall be sold by each Fund, and what portion of each Fund's assets shall be held uninvested."

29.   First Eagle admits the allegations contained in Paragraph 29. First Eagle states that the prospectus is the best evidence of its contents, that the document speaks for itself, and respectfully refers the Court to the document cited for its contents.

30.   First Eagle denies the allegations in Paragraph 30, except admits that the most recent prospectus as of the filing of the Complaint was dated March 1, 2014. To the extent that the allegations in Paragraph 30 purport to characterize the contents of the March 1, 2014 prospectus, First Eagle states that the prospectus is the best evidence of its contents and that the document speaks for itself. First Eagle respectfully refers the Court to the document cited for its contents and denies any characterization of the prospectus that is inconsistent with its terms.

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31.   First Eagle admits that the prospectus states, among other things, that the Funds may invest in fixed income instruments, short-term debt instruments, gold and other precious metals, and futures contracts related to precious metals. To the extent that the allegations in Paragraph 31 purport to characterize the contents of the March 1, 2014 prospectus, First Eagle states that the prospectus is the best evidence of its contents and that the document speaks for itself. First Eagle respectfully refers the Court to the document cited for its contents and denies any characterization of the prospectus that is inconsistent with its terms.

32.   First Eagle admits that the prospectus states, among other things, that the Funds may select investments without regard to the capitalization (size) of the issuer and may invest in any size company, including large, medium and smaller companies. To the extent that the allegations in Paragraph 32 purport to characterize the contents of the March 1, 2014 prospectus, First Eagle avers that the prospectus is the best evidence of its contents and that the document speaks for itself. First Eagle respectfully refers the Court to the document cited for its contents and denies any characterization of the prospectus that is inconsistent with its terms.

33.   First Eagle admits that the prospectus states, among other things, that it employs a "value approach" in selecting investments for the Funds and that the language quoted in Paragraph 33 describes that approach. To the extent that the allegations in Paragraph 33 purport to characterize the contents of the March 1, 2014 prospectus, First Eagle states that the prospectus is the best evidence of its contents and that the document speaks for itself. First Eagle respectfully refers the Court to the document cited for its contents and denies any characterization of the prospectus that is inconsistent with its terms.

34.   First Eagle admits the allegations contained in Paragraph 34.

35.   First Eagle admits the allegations contained in Paragraph 35.

36.   First Eagle denies the allegations contained in Paragraph 36, except admits that Matthew McLennan and Kimball Brooker Jr. are portfolio managers for the Global Fund and the Overseas Fund.

37.   To the extent Paragraph 37 states a legal conclusion, no responsive pleading is required. To the extent that a response is required, First Eagle respectfully refers the Court to the statutes and regulations cited therein.

38.   First Eagle admits that the Global Value Team is supported by, among others, a staff of legal, compliance, and administrative personnel. First Eagle otherwise denies the allegations in Paragraph 38, which states a legal conclusion to which no responsive pleading is required.

39.   To the extent Paragraph 39 states a legal conclusion, no responsive pleading is required. First Eagle states that the IAC is the best evidence of its contents and that the document speaks for itself. First Eagle respectfully refers the Court to the document cited for its contents and denies any characterization of the IAC that is inconsistent with its terms. First Eagle admits that, in return for the investment advisory services provided, each of the Funds pays First Eagle a fee at the annual rate of a percentage of the average daily value of the Fund's net assets.

40.   First Eagle denies the allegations contained in Paragraph 40, except admits that, in return for the investment advisory services provided, each of the Funds pays First Eagle a fee of 0.75% of the average daily value of the Fund's net assets.

41.   First Eagle denies the allegations contained in Paragraph 41, except admits that the Global Fund paid First Eagle $306,155,366 in investment advisory fees for the year ended October 31, 2013.

42.   First Eagle denies the allegations contained in Paragraph 42, except admits that the Overseas Fund paid First Eagle $96,779,469 in investment advisory fees for the year ended October 31, 2013.

43.   First Eagle admits the allegations contained in Paragraph 43.

44.   First Eagle admits the allegations contained in Paragraph 44. First Eagle states that it is one of at least three sub-advisors to the Subadvised Fund and that each sub-advisor manages a portion of the Subadvised Fund.

45.   First Eagle admits that Mercer Investment Management, Inc. ("Mercer") is the investment advisor for the Subadvised Fund, that Mercer is independent of First Eagle, and that upon information and belief Mercer is an indirect, wholly-owned subsidiary of Marsh & McClennan Companies, Inc.

46.   First Eagle denies the allegations in Paragraph 46, except admits based upon information and belief that Mercer Funds is registered under the Investment Company Act of 1940; that Mercer Funds, a trust, is an open-end management investment company that offers shares in nine separate and distinct series, representing separate portfolios of investments; and that the Subadvised Fund is one of the nine separate and distinct series (funds).

47.   First Eagle denies the allegations contained in Paragraph 47, except admits based upon information and belief that the Subadvised Fund is one of nine separate and distinct series offered by Mercer Funds, which is a Delaware statutory trust.

48.   First Eagle lacks knowledge or information sufficient to form a belief as to the truth or falsity of the allegations contained in Paragraph 48 of the Complaint. First Eagle states, based upon information and belief, that investors can purchase shares in the Subadvised Fund at net asset value; that those shares are redeemable at net asset value; and that the net asset value

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per share of each class of shares equals the total value of the Subadvised Fund's assets, less its liabilities, divided by the number of its outstanding shares.

49.   First Eagle denies the allegations contained in Paragraph 49, except admits based upon information and belief that Mercer acts as investment adviser to the Subadvised Fund; that Mercer Funds has an investment advisory contract with Mercer; and that Mercer receives an investment advisory fee for managing the Subadvised Fund. First Eagle respectfully refers the Court to the July 31, 2013 Prospectus for Mercer Funds and the investment advisory contract between Mercer Funds and Mercer as the best evidence of their contents.

50.   First Eagle denies the allegations contained in Paragraph 50, except admits that it entered into a subadvisory agreement with Mercer to manage a portion of the Subadvised Fund in exchange for a fee.

51.   First Eagle denies the allegations contained in Paragraph 51, except admits based upon information and belief that the subadvisory fee it receives for managing a portion of the Subadvised Fund comes out of the investment advisory fee that Mercer receives from the Subadvised Fund.

52.   First Eagle denies the allegations contained in Paragraph 52.

53.   First Eagle denies the allegations contained in Paragraph 53, and states that the subadvisory agreement and the IAC are each the best evidence of their contents and that the documents speak for themselves. First Eagle respectfully refers the Court to the documents cited for their contents and denies any characterization of the documents that is inconsistent with their terms.

54.   First Eagle denies the allegations contained in Paragraph 54.

55.   First Eagle denies the allegations contained in Paragraph 55, except admits that in managing a portion of the Subadvised Fund's investment portfolio, the Mercer Funds prospectus states, among other things, that First Eagle will normally invest the assets primarily in common stocks (and securities convertible into common stocks) of U.S. and foreign companies.

56.   First Eagle admits that in managing a portion of the Subadvised Fund's investment portfolio, the Mercer Funds prospectus states, among other things, that First Eagle may invest the assets in fixed income instruments, short-term debt instruments, securities representing gold and other precious metals, and futures contracts related to precious metals. To the extent the allegations in Paragraph 56 purport to characterize the contents of the July 31, 2013 Mercer Funds prospectus, the prospectus is the best evidence of its contents and the document speaks for itself. First Eagle respectfully refers the Court to the document cited for its contents and denies any characterization of the prospectus that is inconsistent with its terms.

57.   First Eagle admits that in managing a portion of the Subadvised Fund's investment portfolio, the Mercer Funds prospectus states, among other things, that First Eagle may select investments without regard to the capitalization (size) of the companies, and may invest its portion of the Subadvised Fund's investment portfolio in any size company, including large, medium and smaller companies. To the extent the allegations in Paragraph 57 purport to characterize the contents of the July 31, 2013 Mercer Funds prospectus, the prospectus is the best evidence of its contents and the document speaks for itself. First Eagle respectfully refers the Court to the document cited for its contents and denies any characterization of the prospectus that is inconsistent with its terms.

58.   First Eagle admits that in managing a portion of the Subadvised Fund's investment portfolio, the Mercer Funds prospectus states, among other things, that First Eagle

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employs a "value approach" to selecting investments. To the extent the allegations in Paragraph 58 purport to characterize the contents of the July 31, 2013 Mercer Funds prospectus, the prospectus is the best evidence of its contents and the document speaks for itself. First Eagle respectfully refers the Court to the document cited for its contents and denies any characterization of the prospectus that is inconsistent with its terms.

59. First Eagle denies the allegations contained in Paragraph 59, except admits that Matthew McLennan and Kimball Brooker Jr. lead the Global Value Team and manage a portion of the Subadvised Fund's investment portfolio.

60. First Eagle denies the allegations contained in Paragraph 60.

61. To the extent Paragraph 61 states a legal conclusion, no responsive pleading is required. To the extent that a response is required, First Eagle respectfully refers the Court to the statutes and regulations cited therein.

62. First Eagle denies the allegations contained in Paragraph 62, except admits that the same or substantially the same legal and compliance personnel are responsible for FEIM's services to the Funds and the Subadvised Fund, and that various personnel provide support to the First Eagle portfolio managers that manage a portion of the Subadvised Fund's investment portfolio.

63. First Eagle denies the allegations contained in Paragraph 63.

64. First Eagle lacks knowledge or information sufficient to form a belief as to the truth or falsity of the allegations contained in Paragraph 64 of the Complaint.

65. Upon information and belief, First Eagle admits that as of July 31, 2013, the Subadvised Fund paid Mercer an investment advisory fee of 0.75% of the Subadvised Fund's assets under management.

66.   First Eagle denies the allegations contained in Paragraph 66.

67.   First Eagle denies the allegations contained in Paragraph 67.

68.   The allegations contained in Paragraph 68 present hypothetical scenarios, to which no responsive pleading is required. First Eagle denies that the 0.50% and 0.38% fee rates set forth in Paragraph 68 are accurate.

69.   The allegations contained in Paragraph 69 present hypothetical scenarios, to which no responsive pleading is required. First Eagle denies that the 0.50% and 0.38% fee rates set forth in Paragraph 69 are accurate.

70.   First Eagle denies the allegations contained in Paragraph 70.

71.   First Eagle denies the allegations contained in Paragraph 71, except admits that reimbursements that First Eagle may receive from the Funds for certain administrative, accounting, operations, compliance and other services are separate from the investment advisory fees the Funds pay to First Eagle.

72.   First Eagle denies the allegations contained in Paragraph 72, except admits that First Eagle pays certain expenses on behalf of the Funds and may seek reimbursement for certain of those expenses.

73.   First Eagle denies the allegations contained in Paragraph 73, except admits that the Funds reimbursed First Eagle for costs (including personnel, related overhead and other costs) related to First Eagle's performance of certain administrative, accounting, operations, compliance and other services on behalf of the Funds. For the fiscal year ending October 31, 2009, the Global Fund reimbursed First Eagle for costs in the amount of $4,629,361, and the Overseas Fund reimbursed First Eagle for costs in the amount of $1,676,640. For the fiscal year ending October 31, 2010, the Global Fund reimbursed First Eagle for costs in the amount of

$4,318,553, and the Overseas Fund reimbursed First Eagle for costs in the amount of $1,551,691. For the fiscal year ending October 31, 2011, the Global Fund reimbursed First Eagle for costs in the amount of $4,125,591, and the Overseas Fund reimbursed First Eagle for costs in the amount of $1,519,378. For the fiscal year ending October 31, 2012, the Global Fund reimbursed First Eagle for costs in the amount of $3,865,193, and the Overseas Fund reimbursed First Eagle for costs in the amount of $1,212,971. For the fiscal year ending October 31, 2013, the Global Fund reimbursed First Eagle for costs in the amounts of $3,857,636, and the Overseas Fund reimbursed First Eagle for costs in the amount of $1,219,043.

74. First Eagle denies the allegations contained in Paragraph 74.

75. First Eagle denies the allegations contained in Paragraph 75, except admits that the Statement of Additional Information, which supplements the information contained in the March 1, 2014 prospectus, identifies eight individuals who serve as officers of the Trust.

76. First Eagle denies the allegations contained in Paragraph 76, except admits that eight individuals serve as officers of the Trust, and that the Global Fund and the Overseas Fund comprise two of the eight separate portfolios within the Trust.

77. First Eagle denies the allegations contained in Paragraph 77, except admits that the eight officers of the Trust are employed by First Eagle.

78. First Eagle denies the allegations contained in Paragraph 78.

79. First Eagle denies the allegations contained in Paragraph 79.

80. First Eagle admits that the net assets under management for the Global Fund was $19,058,224,252 as of October 31, 2009, and $46,000,625,735 as of October 31, 2013. First Eagle states that the net assets of the Global Fund as of April 30, 2014 totaled $49,764,624,951.

81.   First Eagle admits that the Global Fund paid First Eagle $126,386,014 in investment advisory fees during the fiscal year ended October 31, 2009; and that the Global Fund paid First Eagle $306,155,366 in investment advisory fees during the fiscal year ended October 31, 2013.

82.   First Eagle admits that the net assets under management for the Overseas Fund was $7,026,897,236 as of October 31, 2009, and $14,410,183,344 as of October 31, 2013. First Eagle states that the assets of the Overseas Fund as of April 30, 2014 totaled $14,970,486,462.

83.   First Eagle admits that the Overseas Fund paid First Eagle $45,846,935 in investment advisory fees during the fiscal year ended October 31, 2009; and that the Overseas Fund paid First Eagle $96,779,469 in investment advisory fees during the fiscal year ended October 31, 2013.

84.   First Eagle denies the allegations contained in Paragraph 84.

85.   First Eagle denies the allegations contained in Paragraph 85.

86.   First Eagle denies the allegations contained in Paragraph 86, except admits that some investment advisory fee schedules may include breakpoints, which change a fund's fee rate after a fund's assets under management reach certain levels.

87.   First Eagle denies the allegations contained in Paragraph 87, except admits that breakpoints may represent one of several ways in which economies of scale can be shared with investors.

88.   First Eagle denies the allegations contained in Paragraph 88.

89.   First Eagle admits that each of the Funds pays First Eagle a fee of 0.75% of the average daily value of the Fund's net assets and that there are no breakpoints in the Funds' fee schedules.

90.   First Eagle denies the allegations contained in Paragraph 90.

91.   First Eagle denies the allegations contained in Paragraph 91.

92.   First Eagle denies the allegations contained in Paragraph 92, except states that the Board of Trustees for each Fund, a majority of which are independent trustees, is required to review the IAC and the fees paid by the Funds to First Eagle on an annual basis. First Eagle further states that the Board of Trustees approved the fees paid by the Funds to First Eagle in 2009 through 2014.

93.   First Eagle denies the allegations contained in Paragraph 93.

94.   First Eagle denies the allegations contained in Paragraph 94, except admits that some members of the Board of Trustees have principal occupations at other companies or entities and/or serve on the boards of other companies or entities.

95.   First Eagle denies the allegations contained in Paragraph 95, except admits that the Board of Trustees manages the business of the Trust, which is comprised of eight separate portfolios, including the Funds, and that the Board's activities include, among other things, approving the advisory agreements between the Trust and the investment advisers to each fund; providing oversight of risk management, which involves consulting with and receiving reports from responsible officers and personnel about certain risks involving the investment portfolios of the funds, trading practices, operational matters, financial and accounting controls, and legal and regulatory compliance; approving valuation policies and procedures for each fund; and approving each fund's prospectus.

96.   First Eagle denies the allegations contained in Paragraph 96, except admits that in the process of reviewing the IAC the Board may request and receive, among other information and data, information or analyses prepared by First Eagle and also by independent third parties.

97.   First Eagle denies the allegations contained in Paragraph 97.

98.   First Eagle denies the allegations contained in Paragraph 98.

99.   First Eagle denies the allegations contained in Paragraph 99.

100.   First Eagle admits the allegations in Paragraph 100 of the Complaint.

101.   First Eagle denies the allegations contained in Paragraph 101 to the extent they contain characterizations of the IAC that are inconsistent with its terms, and states that the IAC is the best evidence of its contents, that the document speaks for itself, and respectfully refers the Court to the document cited for its contents.

102.   First Eagle denies the allegations contained in Paragraph 102.

103.   First Eagle denies the allegations contained in Paragraph 103.

104.   First Eagle denies the allegations contained in Paragraph 104, except admits that the subadvisory fee that First Eagle receives for managing a portion of the Subadvised Fund is established by an agreement negotiated between Mercer and First Eagle.

105.   First Eagle admits the allegations contained in Paragraph 105, except states that First Eagle receives a fee for managing a portion of the Subadvised Fund.

106.   First Eagle lacks knowledge or information sufficient to form a belief as to the truth or falsity of the allegations contained in Paragraph 106, and further states that there are multiple subadvisors to the Subadvised Fund to which Mercer pays subadvisory fees.

107.   First Eagle lacks knowledge or information sufficient to form a belief as to the truth or falsity of the allegations contained in Paragraph 107 of the Complaint. First Eagle states that the selection process that Mercer uses to select subadvisors to the Mercer Funds is described in, among other documents, the Mercer Funds Prospectus, dated July 31, 2013, and respectfully refers the Court to those documents.

108.   First Eagle lacks knowledge or information sufficient to form a belief as to the truth or falsity of the allegations contained in Paragraph 108 of the Complaint, except admits that Mercer negotiates with First Eagle regarding the fees paid to First Eagle for managing a portion of the Subadvised Fund. First Eagle further states that the selection process that Mercer uses to select subadvisors to the Mercer Funds is described in, among other documents, the Mercer Funds Prospectus, dated July 31, 2013, and respectfully refers the Court to those documents.

109.   First Eagle denies the allegations in Paragraph 109, except admits that the investment management fees First Eagle receives from each of the Funds are part of the ongoing expenses of each Fund, and that such expenses are treated as liabilities of each Fund and reduce each Fund's net asset value.

110.   First Eagle denies the allegations contained in Paragraph 110.

111.   First Eagle denies the allegations contained in Paragraph 111.

112.   First Eagle repeats and realleges each and every response set forth in the foregoing Paragraphs as if fully set forth below.

113.   To the extent that the allegations contained in Paragraph 113 state a legal conclusion, no responsive pleading is required. To the extent that a response is required, First Eagle denies the allegations contained in Paragraph 113, except admits that Plaintiffs purport to bring an action on behalf of and for the benefit of the Global Fund.

114.   First Eagle admits the allegations in Paragraph 114.

115.   The allegations contained in Paragraph 115 state a legal conclusion, and therefore no responsive pleading is required.

116. To the extent that the allegations contained in Paragraph 116 state a legal conclusion, no responsive pleading is required. To the extent that a response is required, First Eagle denies the allegations contained in Paragraph 116.

117. To the extent that the allegations contained in Paragraph 117 state a legal conclusion, no responsive pleading is required. To the extent that a response is required, First Eagle denies the allegations contained in Paragraph 117.

118. To the extent that the allegations contained in Paragraph 118 state a legal conclusion, no responsive pleading is required. To the extent that a response is required, First Eagle denies the allegations contained in Paragraph 118, except admits that Plaintiffs purport to bring an action under the statute cited therein.

119. To the extent that the allegations contained in Paragraph 119 state a legal conclusion, no responsive pleading is required. To the extent that a response is required, First Eagle denies the allegations contained in Paragraph 119, except admits that Plaintiffs purport to seek relief based on the statute cited therein.

120. First Eagle repeats and realleges each and every response set forth in the foregoing Paragraphs as if fully set forth below.

121. To the extent that the allegations contained in Paragraph 121 state a legal conclusion, no responsive pleading is required. To the extent that a response is required, First Eagle denies the allegations contained in Paragraph 121, except admits that Plaintiffs purport to bring an action on behalf of and for the benefit of the Overseas Fund.

122. First Eagle admits the allegations contained in Paragraph 122.

123. The allegations contained in Paragraph 123 state a legal conclusion, and therefore no responsive pleading is required.

124.   To the extent that the allegations contained in Paragraph 124 state a legal

conclusion, no responsive pleading is required. To the extent that a response is required, First

Eagle denies the allegations contained in Paragraph 124.

125.   To the extent that the allegations contained in Paragraph 125 state a legal

conclusion, no responsive pleading is required. To the extent that a response is required, First

Eagle denies the allegations contained in Paragraph 125.

126.   To the extent that the allegations contained in Paragraph 126 state a legal

conclusion, no responsive pleading is required. To the extent that a response is required, First

Eagle denies the allegations contained in Paragraph 126, except admits that Plaintiffs purport to

bring an action under the statute cited therein.

127.   To the extent that the allegations contained in Paragraph 127 state a legal

conclusion, no responsive pleading is required. To the extent that a response is required, First

Eagle denies the allegations contained in Paragraph 127, except admits that Plaintiffs purport to

seek relief based on the statute cited therein.

PRAYER FOR RELIEF

First Eagle denies that Plaintiffs are entitled to relief.

JURY TRIAL DEMANDED

First Eagle denies that Plaintiffs' claims are triable to a jury.

AFFIRMATIVE DEFENSES

FIRST AFFIRMATIVE DEFENSE

1.   The Complaint fails to state a claim upon which relief may be granted.

SECOND AFFIRMATIVE DEFENSE

2.   Plaintiffs have failed to plead their claims against Defendant with particularity.

THIRD AFFIRMATIVE DEFENSE

3.   Defendant is not liable to Plaintiffs because it did not breach any fiduciary duties to the Funds or their shareholders, and did not engage in conduct that would constitute a breach of fiduciary duty.

FOURTH AFFIRMATIVE DEFENSE

4.   Defendant is not liable to Plaintiffs because it did not charge investment advisory fees to the Funds that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

FIFTH AFFIRMATIVE DEFENSE

5.   The investment advisory fees charged to the Funds were reasonable, and equal to or lower than industry averages for comparable funds.

SIXTH AFFIRMATIVE DEFENSE

6.   Defendant is not liable to Plaintiffs because its compensation was reviewed and approved by the Board of Trustees of each Fund, a majority of which are independent trustees.

SEVENTH AFFIRMATIVE DEFENSE

7.   Defendant is not liable to Plaintiffs because the Board's process for negotiating and reviewing First Eagle's compensation was robust and informed, and therefore entitled to

judicial deference.

EIGHTH AFFIRMATIVE DEFENSE

8.   Defendant is not liable to Plaintiffs because the Subadvised Fund is not comparable to the Overseas Fund.

NINTH AFFIRMATIVE DEFENSE

9.   Defendant is not liable to Plaintiffs because there are differences between the services First Eagle provides to the Funds and the services it provides to the Subadvised Fund.

TENTH AFFIRMATIVE DEFENSE

10.   Defendant is not liable to Plaintiffs because certain of the services provided by First Eagle to the Funds were provided by Mercer to the Subadvised Fund.

ELEVENTH AFFIRMATIVE DEFENSE

11.   Defendant is not liable to Plaintiffs because Section 36(b) of the Investment Company Act of 1940 does not require fee parity.

TWELFTH AFFIRMATIVE DEFENSE

12.   Defendant is not liable to Plaintiffs because any economies of scale that may have been realized were shared with shareholders.

THIRTEENTH AFFIRMATIVE DEFENSE

13.   Defendant is not liable to Plaintiffs because Plaintiffs have not suffered any losses and have sustained no damages proximately caused by their investments in the Funds or by any breach of fiduciary duty alleged in the Complaint.

FOURTEENTH AFFIRMATIVE DEFENSE

14.   Plaintiffs lack standing to maintain some or all of their claims.

FIFTEENTH AFFIRMATIVE DEFENSE

15.   When Plaintiffs became alleged shareholders of the Funds, they were or should

have been aware that a majority of the Board had already approved an advisory fee schedule that

provided for compensation to First Eagle equal to or greater than the compensation First Eagle

now receives. Plaintiffs were fully informed of all material facts concerning investing in the

Funds, including the level and calculation of a Fund adviser's compensation, and knowingly

entered into the investment. On this basis, Plaintiffs are estopped and precluded from

maintaining this action on behalf of the Funds.

SIXTEENTH AFFIRMATIVE DEFENSE

16.   The claims brought by Plaintiffs against Defendant are barred in whole or in part

by applicable statutes of limitation and the one-year "look-back" statutory limitation on

damages.

SEVENTEENTH AFFIRMATIVE DEFENSE

17.   Plaintiffs' claims against Defendant are barred in whole or in part because of a

lack of causation. Plaintiffs have not suffered any injury or harm as a result of the actions or

omissions of Defendant.

EIGHTEENTH AFFIRMATIVE DEFENSE

18.   First Eagle acted at all times and in all respects in good faith and with due care.

NINETEENTH AFFIRMATIVE DEFENSE

19.   Plaintiffs' claims are barred, in whole or in part, by Plaintiffs' failure to mitigate

any alleged losses.

TWENTIETH AFFIRMATIVE DEFENSE

20.   Plaintiffs may not obtain rescission under Section 47(b) of the 1940 Act, 15 U.S.C. § 80(a)-46(b), because rescission is not available as a remedy for purported violations of Section 36(b). Further, Plaintiffs lack standing to pursue a request for rescission. Thus, any claim for rescission is barred.

TWENTY-FIRST AFFIRMATIVE DEFENSE

21.   Plaintiffs' claims against Defendant are barred in whole or in part by laches, equitable estoppel, waiver, unclean hands, ratification, disclosure, consent, or other related equitable doctrine.

TWENTY-SECOND AFFIRMATIVE DEFENSE

22.   Plaintiffs are not entitled to a jury trial for an alleged violation of Section 36(b) of the 1940 Act.

TWENTY-THIRD AFFIRMATIVE DEFENSE

23.   To the extent that this action seeks exemplary or punitive damages, any such relief would violate First Eagle's rights to procedural and substantive due process.

TWENTY-FOURTH AFFIRMATIVE DEFENSE

24.   Defendant reserves the right to assert such other additional defenses as may be appropriate at a later time.

Of Counsel:	*/s/ Frederick L. Cottrell, III*
	Frederick L. Cottrell, III (#2555)
Lori A. Martin	Jason J. Rawnsley (#5379)
Brad E. Konstandt	Richards, Layton & Finger, P.A.
Wilmer Cutler Pickering Hale and Dorr LLP	One Rodney Square
7 World Trade Center	920 N. King Street
250 Greenwich Street	Wilmington, DE 19801
New York, NY 10007	(302) 651-7700

24

(212) 230-8800
Lori.Martin@wilmerhale.com
Brad.Konstandt@wilmerhale.com

Matthew T. Martens
Matthew J. Thome
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue NW
Washington, DC 20006
(202) 663-6000
Matthew.Martens@wilmerhale.com
Matthew.Thome@wilmerhale.com

Dated: January 8, 2016

cottrell@rlf.com
rawnsley@rlf.com

Attorneys for Defendant
First Eagle Investment Management, LLC

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that on January 8, 2016, I caused the foregoing to be electronically filed with the Clerk of the Court using CM/ECF, which will send notification of such filing to registered participants, and further certify that I caused copies of the foregoing document to be served upon the following via electronic mail:

Richard A. Barkasy
SCHNADER HARRISON SEGAL & LEWIS LLP
824 N. Market Street, Suite 800
Wilmington, DE 19801
(302) 888-4554
rbarkasy@schnader.com

Ira N. Richards
SCHNADER HARRISON SEGAL & LEWIS LLP
1600 Market Street, Suite 3600
Philadelphia, PA 19103
(215) 751-2000
irichards@schnader.com

Robin F. Zwerling
Jeffrey C. Zwerling
Susan Salvetti
Andrew W. Robertson
ZWERLING, SCHACHTER & ZWERLING, LLP
41 Madison Avenue
New York, NY 10010
(212) 223-3900
rzwerling@zsz.com
jzwerling@zsz.com
ssalvetti@zsz.com
arobertson@zsz.com

/s/ Jason J. Rawnsley
Jason J. Rawnsley (#5379)
rawnsley@rlf.com